Ecopetrol reports of the appointment of the new Corporate Vice President of Strategy and New Businesses of Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Ecopetrol” or the “Company”) hereby reports that starting November 1, 2021, Nicolás Azcuénaga Ramírez has been appointed as the new Corporate Vice President of Strategy and New Businesses, taking over for Juan Manuel Rojas. Nicolás Azcuénaga is a business administrator from Colegio de Estudios Superiores de Administración (CESA), has a diploma from Manchester University & International Compliance Association and has more than 20 years of work experience, 16 of them in the Oil & Gas industry.

The new Vice President has held leadership positions for financial and commercial management in different countries, such as Colombia, the United Kingdom and Brazil. In Ecopetrol he has served as CFO for the Upstream Subsidiaries in the Corporate Vice Presidency of Finance, where he has been responsible for the financial oversight of various transactions, such as the acquisition by Hocol of the assets of the Chuchupa Ballena assets, the acquisition of a strategic position in the Permian and the Gato do Mato asset in Brazil, among others. Since May 2021, he has been leading the team in charge of Ecopetrol’s acquisition of the stake owned by the Republic of Colombia through the Ministry of Finance and Public Credit in Interconexión Eléctrica S.A. (ISA).

The Company hereby thanks Juan Manuel Rojas for his work and the achievements made for the Ecopetrol Group.

Bogotá D.C., October 26, 2021

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it accounts for more than 60% of hydrocarbon production, and most of the hydrocarbon transportation, logistics, and refining systems, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, management of real-time systems (XM) and the Concesión Costera Barranquilla - Cartagena. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico, and through ISA and its subsidiaries it has leading positions in the transmission business in Brazil, Chile, Peru and Bolivia, in road concessions in Chile, and in telecommunications. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

The authorization of the Program in Colombia as described in this report is not and does not purport to constitute a securities offering in the United States of America as securities may not be offered or sold in the United States unless they are registered with the SEC, or are exempt from such registration.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone : +571-234-5190

Email : tatiana.uribe@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Phone : + 571-234-4329

Email : mauricio.tellez@ecopetrol.com.co